United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

September 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F       Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

CVRD: ANTT Approves Restructuring of Stakes in Railroads

Rio de Janeiro, September 18, 2003 – Companhia Vale do Rio Doce (CVRD) informs that ANTT, the Brazilian regulatory agency for the transportation sector, has approved two important measures related to the restructuring of railroad companies.

The first refers to the unwinding of the cross shareholdings in railroads concessions as announced by CVRD in a press release issued on April 16, 2003. ANTT authorized the proposals for the transfer of CVRD’s stake in Companhia Ferroviária do Nordeste (CFN) to CSN and Taquari Participações S.A. (Taquari), and the acquisition by CVRD of CSN’s stake in Ferrovia Centro-Atlântica (FCA). The conclusion of these transactions is still subject to the fulfillment of other conditionalities.

The second decision authorized a capital increase of R$ 1,003,238,949.17 in FCA. R$ 798,298,949.17 has already been capitalized and the remaining amount will be paid in four bimonthly installments according to FCA’s management proposal approved by the General Shareholders Meeting held on May 14, 2003. Therefore, and after stakes held by other parties are acquired, CVRD will own 99.99% of FCA total capital and 99.99% of its voting capital.

The control of FCA’s equity capital will allow the full integration of this railroad into CVRD’s logistics strategy. As a result, new investments in the railroad infrastructure and equipment will help to improve and increase logistic services provided to clients.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: September 19, 2003	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer